Exhibit 99.1

Hut 8 Mining Monthly Production Update for February 2022

All-time high of 6,115 self-mined Bitcoin in reserve following 289 generated last month

TORONTO, March 3, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, achieved record Bitcoin holdings in the period ending February 28, 2022.

Production highlights for February 2022:

●	289 Bitcoin were mined, resulting in an average production rate of 10.3 Bitcoin per day

●	Our Ethereum mining – for which we receive payment in Bitcoin – generated approximately 14% of our total production, at an average cost of less than C$2,600 per Bitcoin

●	100% of the self-mined Bitcoin for the month of February were deposited into custody, consistent with Hut 8's HODL strategy

●	Total Bitcoin balance held in reserve is 6,115 as of February 28, 2022

●	Installed operating capacity currently sits at 2.5 EH/s, a 5% increase from January 31, 2022

Operation updates for February 2022:

●	We installed 2,715 MicroBT M30S and M31S+ miners

●	Construction at Hut 8's third mining facility located in North Bay, Ontario continues to advance: the building structure is complete and racks are now being assembled

"Our teams in Drumheller and Medicine Hat have continued to diligently upgrade our Alberta sites over the month of February," said Jason Zaluski, Head of Technology, Hut 8. "Our 2022 M30S and M31S+ orders from MicroBT are arriving as scheduled, we are experiencing consistent growth in our MicroBT Authorized Repair Centre, and we are actively recruiting staff for our warranty centre and all our sites."

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select composite index and the first blockchain company to be added to the S&P/TSX Composite Index in 2021. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions and includes, among others, statements regarding management's expectations, expertise, projections, estimates or characterizations or future events or circumstances, Bitcoin network dynamics, the Company's ability to produce additional Bitcoin, the Company's ability to increase overall efficiency and hashrate, the Company's ability to deploy additional miners on schedule, costs associated with mining digital assets, and the Company's ability to maintain existing rates of productivity, the Company's ability to actively staff up, the Company's continued consistent growth of its repair centre, the Company's continued progression of its North Bay site and ability to continue to upgrade its Alberta sites.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including that the anticipated timing for completion of the construction and development activities at the Company's third mining site in North Bay, Ontario will be further delayed as a result of global supply chain impacts, the Company's ability to make interest payments on any drawn portions of loan with Trinity Capital, the impact of general economic conditions on the Company, industry conditions, currency fluctuations, taxation, regulation, changes in tax or other legislation, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, political and geopolitical instability and the Company's ability to access sufficient capital from internal and external sources. The foregoing and other risks are described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking information. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking information contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law. New factors emerge from time to time, and it is not possible for Hut 8 to predict all of these factors or to assess in advance the impact of each such factor on Hut 8's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

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For further information: Hut 8 Investor Relations, Sue Ennis, sue@hut8mining.com; Hut 8 Media Relations, Dea Masotti Payne, North Strategic, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:00e 03-MAR-22